June 2015 Pricing Sheet dated June 12, 2015 relating to Preliminary Terms No. 358 dated June 5, 2015 Registration Statement No. 333-200365 Filed pursuant to Rule 433

Structured Investments

Opportunities in International Equities

Trigger PLUS Based on a Basket Consisting of Three Indices and Two Exchange-Traded Funds due September 17, 2020

Trigger Performance Leveraged Upside SecuritiesSM

Principal at Risk Securities

PRICING TERMS – JUNE 12, 2015
	Issuer:			Morgan Stanley
	Maturity date:			September 17, 2020
	Original issue price:			$10 per Trigger PLUS
	Stated principal amount:			$10 per Trigger PLUS
	Pricing date:			June 12, 2015
	Original issue date:			June 17, 2015 (3 business days after the pricing date)
	Aggregate principal amount:			$3,555,000
	Interest:			None
Basket:	Basket component		Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	Hang Seng China Enterprises Index (the “HSCEI Index”)		HSCEI	12.50%	13,984.00	0.000893879
	Hang Seng Index (the “HSI Index”)		HSI	12.50%	27,280.54	0.000458202
	TOPIX Index® (the “TPX Index”)		TPX	25.00%	1,651.48	0.015137937
	Shares of the WisdomTree India Earnings Fund (the “EPI Shares”)		EPI	25.00%	$20.68	1.208897485
	Shares of the iShares® MSCI Emerging Markets ETF (the “EEM Shares”)		EEM	25.00%	$40.24	0.621272366
We refer to the HSCEI Index, the HSI Index and the TPX Index, collectively, as the underlying indices, and the EPI Shares and the EEM Shares, collectively, as the underlying shares and, together with the underlying indices, as the basket components.
	Payment at maturity (per Trigger PLUS):			If the final basket value is greater than the initial basket value: $10 + the leveraged upside payment
If the final basket value is less than or equal to the initial basket value but is greater than or equal to the trigger level: $10

If the final basket value is less than the trigger level: $10 × the basket performance factor

Under these circumstances, the payment at maturity will be less than the stated principal amount of $10 and will represent a loss of more than 25%, and possibly all, of your investment.

	Leveraged upside payment:			$10 × leverage factor × basket percent increase
	Leverage factor:			120%
	Basket percent increase:			(final basket value – initial basket value) / initial basket value
	Basket performance factor:			final basket value / initial basket value
	Trigger level:			75, which is 75% of the initial basket value
	Initial basket value:			100, which is equal to the sum of the products of the initial basket component values of each of the basket components, as set forth under “Basket—Initial basket component value” above, and the applicable multiplier for each of the basket components, each of which was determined on the pricing date.
	Final basket value:			The basket closing value on the valuation date.
	Valuation date:			September 14, 2020, subject to postponement for non-index business days or non-trading days, as applicable, and certain market disruption events.
	Basket closing value:			The basket closing value on any day is the sum of the products of the basket component closing values of each of the basket components and the applicable multiplier for each of the basket components on such date.
	Basket component closing value:			In the case of each underlying index, the index closing value as published by the index publisher. In the case of each of the underlying shares, the closing price of one share of such underlying shares on such day times the adjustment factor for such underlying shares on such day.
	Multiplier:			The multiplier was set on the pricing date based on each basket component’s respective initial basket component value so that each basket component represents its applicable basket component weighting in the predetermined initial basket value. Each multiplier will remain constant for the term of the Trigger PLUS. See “Basket—Multiplier” above.
	Adjustment factor:			With respect to each of the underlying shares, 1.0, subject to adjustment for certain events affecting such underlying shares.
	Listing:			The Trigger PLUS will not be listed on any securities exchange.
	CUSIP / ISIN:			61765G416 / US61765G4165
	Agent:			Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley. See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.
	Estimated value on the pricing date:			$9.356 per Trigger PLUS. See “Investment Summary” in the accompanying preliminary terms.
	Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(3)
	Per Trigger PLUS	$10	$0.275(1)	$9.675
$0.05(2)
	Total	$3,555,000	$115,537.50	$3,439,462.50
(1)	Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.275 for each Trigger PLUS they sell. For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for PLUS.
(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each Trigger PLUS.
(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.

The Trigger PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 358 dated June 5, 2015

Product Supplement for PLUS dated November 19, 2014   Index Supplement dated November 19, 2014   Prospectus dated November 19, 2014

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.